SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Data Storage Consulting Services, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

23786H 10 4

(CUSIP Number)

Mr. Sheng Zhou
Rm O-R, Floor 23rd, Building A, Fortune Plaza
Shenzhen, P.R. China 518040
86-755-82046828

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

None

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐ .

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 23786H 10 4

1)	Name of Reporting Persons:

Sunrise Capital International, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒

3)	SEC Use Only

4)	Source of Funds (See Instructions)
PF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e)	☐

6)	Citizenship Or Place Of Organization

British Virgin Islands

	7)	Sole Voting Power

		4,553,790
NUMBER OF
SHARES	8)	Shared Voting Power
BENEFICIALLY
OWNED BY		0
EACH
REPORTING	9)	Sole Dispositive Power
PERSON
WITH		4,553,790

	10)	Shared Dispositive Power

		0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person

4,553,790

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13)	Percent of Class Represented by Amount in Row (11)

Approximately 51.0% (1)

14)	Type of Reporting Person

CO

(1) Based on 8,929,000 shares of common stock issued and outstanding as of the date of this report.

CUSIP No. 23786H 10 4

1)	Name of Reporting Persons:

Sheng Zhou

2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒

3)	SEC Use Only

4)	Source of Funds (See Instructions)
PF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e)	☐

6)	Citizenship Or Place Of Organization

New Zealand

	7)	Sole Voting Power

		4,553,790
NUMBER OF
SHARES	8)	Shared Voting Power
BENEFICIALLY
OWNED BY		0
EACH
REPORTING	9)	Sole Dispositive Power
PERSON
WITH		4,553,790

	10)	Shared Dispositive Power

		0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person

4,553,790

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13)	Percent of Class Represented by Amount in Row (11)

Approximately 51.0% (1)

14)	Type of Reporting Person

IN

(1) Based on 8,929,000 shares of common stock issued and outstanding as of the date of this report.

This Amendment No.1 amends and supplements the information set forth in the Schedule 13D filed by the reporting persons with the U.S. Securities and Exchange Commission on April 30, 2010 (the “Schedule 13D”) relating to the shares of Common Stock, par value $0.001 per share, of Data Storage Consulting Services, Inc., a Colorado corporation (the “Company”).  The purpose of this Amendment No.1 is to correct certain minor inaccuracies in the Schedule 13D.  Capitalized terms used herein without definition shall have the meaning assigned to such terms in the Schedule 13D.

Item 2.  Identity & Background

This statement is being filed jointly by Sunrise Capital International, Inc. (“Sunrise”), a BVI corporation, and Sheng Zhou (“Mr. Zhou”), a citizen of New Zealand.  Mr. Zhou is President, Secretary and Director Nominee of the Company and Executive Director of Sunrise.  The principal business of Sunrise is assisting companies in connection with capital markets transactions.  The address for Sunrise is Unit 2309-2310, South Tower, World Trade Centre, Huanshi Road, Guangzhou, P.R.C.

During the past five years, none of the reporting persons have been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: May 6, 2010	Sunrise Capital International, Inc.

	By:	/s/ Sheng Zhou
Name: Sheng Zhou
Title: Executive Director

Dated: May 6, 2010	/s/ Sheng Zhou Sheng Zhou